

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Ms. Mary Meixelsperger
Chief Financial Officer
DSW Inc.
810 DSW Drive
Columbus, OH 43219

> **Re: DSW Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 27, 2014**
> **File No. 001-32545**

Dear Ms. Meixelsperger:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 6. Selected Financial Data, page 18

1.   We note you include dsw.com sales in your comparable DSW stores calculation and your net sales per average gross square foot calculation. Please separately quantify the dsw.com sales or provide transparent disclosure of the impact of dsw.com sales on your comparable DSW stores and net sales per average square foot. Please provide draft disclosure to be included in future filings or explain why you believe this disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining